                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 1)/1/

                             Ocular Sciences, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

               Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   675744106
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                                (CUSIP Number)


                        Wesley Jessen VisionCare, Inc.
                            333 East Howard Avenue
                          Des Plaines, IL 60018-5903
                                (847) 294-3000
                                Attn: President
                __________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 30, 2000
            -------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

                                 SCHEDULE 13D
CUSIP NO. 675744106                                             Page 2 of 8
         -----------------                                      Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Wesley Jessen VisionCare, Inc.                         36-4023739
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]
      ------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS  BEFORE FILLINT OUT!

     Item 1.   Security and Issuer.

     The class of equity security to which this Statement relates is the common stock, par value $0.001 per share (the "Common Stock") of Ocular Sciences, Inc., a Delaware corporation ( "OSI"). The name and address of the principal executive offices of OSI are Ocular Sciences, Inc., 475 Eccles Avenue, South San Francisco, California 94080.

     Item 2.   Identity and Background.

     This Statement is being filed by Wesley Jessen VisionCare, Inc. ("WJ"), a Delaware corporation. WJ is the leading worldwide developer, manufacturer and marketer of specially soft contact lenses. WJ's products include cosmetic lenses, which change or enhance the wearer's eye color appearance; toric lenses, which correct vision for people with astigmatism; and premium lenses, which offer value-added features, such as improved comfort for dry eyes and protection from ultraviolet light. The address of the principal business and office of WJ is 333 East Howard Avenue, Des Plaines, Illinois 60018-5903. WJ is sometimes referred to herein as the "Reporting Person."

     Attached as Schedule A to this Statement is information concerning the Reporting Person to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

     During the last five years, neither the Reporting Person or the persons identified on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither of the Reporting Person or the persons identified on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.   Source and Amount of Funds or Other Consideration.

     Not applicable.

     Item 4.   Purpose of Transaction.

     On March 19, 2000, OSI, WJ and OSI Acquisition Corp. ("Merger Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Merger Sub with and into OSI. In connection therewith, WJ entered into a Stock Option Agreement with OSI (the "OSI Stock Option Agreement"). Pursuant to the OSI Stock Option Agreement, OSI granted to WJ an irrevocable option to purchase 4,577,830 shares of its Common Stock (subject to adjustment) at a purchase price of $16.94 per share (subject to adjustment). In addition, OSI, John D. Fruth (the "Stockholder") and WJ entered into a Stockholders Agreement, dated as of March 19, 2000 (the "Stockholders Agreement") pursuant to which the Stockholder agreed to vote, and granted WJ an irrevocable proxy to vote, his shares of Common Stock owned as of March 19, 2000 and any shares acquired thereafter in favor of the Merger, the Merger Agreement and all other transactions contemplated in the Merger Agreement. WJ entered into the OSI Stock Option Agreement and the Stockholders Agreement to facilitate the transactions contemplated by the Merger Agreement.

     On May 30, 2000, OSI, WJ and Merger Sub entered into a Termination Agreement pursuant to which the Merger Agreement, the OSI Stock Option Agreement, the Stockholders Agreement and all of the other agreements related to the transactions contemplated by the Merger Agreement were

                              Paage 3 of 8 Pages
terminated. In connection therewith, WJ paid OSI termination fees of $20.0 million pursuant to Section 7.2(b)(i) of the Merger Agreement and $5.0 million pursuant to Section 7 of the WJ Stock Option Agreement (as defined in the Merger Agreement). Immediately thereafter, WJ entered into an Agreement and Plan of Merger with Novartis AG and its wholly owned subsidiary, WJ Acquisition Corp. ("Purchaser"), whereby Purchaser agreed, subject to the terms and conditions stated therein, to acquire through a tender offer all of the the outstanding shares of common stock of WJ for $38.50 per share in cash.

     Other than as described in this Statement, none of the Reporting Persons or the persons identified on Schedule A attached hereto presently has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5.   Interest in Securities of the Issuer.

     As of May 30, 2000, the Reporting Person does not own and is not the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act) of any shares of Common Stock.

     Item 6. Contracts, Arrangements, Understandings of Relationships With Respect to Securities of the Issuer.

     Except as otherwise set forth in this Statement (and the agreements referenced herein), to the best knowledge of the Reporting Person, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of OSI, including but not limited to transfer or voting of any of the securities of OSI, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of OSI.

     Item 7.   Material to be filed as Exhibits.

     Exhibit A --  Termination Agreement, dated as of May 30, 2000, by and among
                   Wesley Jessen VisionCare, Inc., OSI Acquisition Corp. and Ocular Sciences, Inc.

                               Page 4 of 8 Pages

                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  June 5, 2000                 WESLEY JESSEN VISIONCARE, INC.



                                    By:  /s/ Edward J. Kelley
                                       -------------------------------
                                         Name:  Edward J. Kelley
                                    Its:  Chief Financial Officer

                              Paage 5 of 8 Pages

                                 SCHEDULE A

     The names and titles of the executive officers and the names of the directors of Wesley Jessen VisionCare, Inc. ("WJ") and their business address and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of WJ. Unless otherwise indicated, each occupation set forth opposite an individuals name refers to WJ and each individual is a United States citizen.


        Executive Officers              Position; Present Principal Occupation
------------------------------------------------------------------------------
Kevin J. Ryan                           Chairman, President and Chief Executive
                                        Officer
-------------------------------------------------------------------------------
Edward J. Kelley                        Vice President-Finance and Chief
                                        Financial Officer
-------------------------------------------------------------------------------
Raleigh S. Althisar, Jr.                Vice President-Worldwide Manufacturing
-------------------------------------------------------------------------------
Ronald J. Artale                        Vice President and Controller
-------------------------------------------------------------------------------
Lawrence L. Chapoy                      Vice President-Research & Development
-------------------------------------------------------------------------------
William M. Flynn                        Vice President-Pan Asia
-------------------------------------------------------------------------------
Joseph F. Foos                          Vice President-Scientific Affairs
-------------------------------------------------------------------------------
George H. McCrary                       Vice President-Americas
-------------------------------------------------------------------------------
Daniel M. Roussel (citizen of France)   Vice President-Europe
-------------------------------------------------------------------------------
Thomas F. Steiner                       President-Marketing
-------------------------------------------------------------------------------


          Directors                      Position; Present Principal Occupation
-------------------------------------------------------------------------------
Michael A. D'Amato                       Executive Vice President of The
The Advisory Board Company               Advisory Board Company (an advisory
The Watergate                            firm with practices in financial
600 New Hampshire Avenue, NW             services and health care and a
Washington, D.C. 20037                   for-profit membership association)
-------------------------------------------------------------------------------
Edward J. Kelley                         Listed above
-------------------------------------------------------------------------------
Adam W. Kirsch                           Chief Executive Officer of Net
Net Ventures, LLC                        Ventures, LLC (private investment
2 Canal Park                             fund focusing on Internet-related
Cambridge, Massachusetts 02141           companies)
-------------------------------------------------------------------------------
Sol Levine                               Retired.  Former President of Revlon,
4 East 72nd Street                       Inc.
New York, New York 10021
-------------------------------------------------------------------------------

                               Page 6 of 8 Pages


          Directors                      Position; Present Principal Occupation
-------------------------------------------------------------------------------
John W. Maki                             Managing Director of Audax Management
Audax Management Company, LLC            Company, LLC (money management
101 Huntington Avenue                    investment business)
Boston, Massachusetts 02199
-------------------------------------------------------------------------------
John J. O'Malley                         Managing Director of Audax Management
Audax Management Company, LLC            Company, LLC (money management
101 Huntington Avenue                    investment business)
Boston, Massachusetts 02199
-------------------------------------------------------------------------------
Stephen G. Pagliuca                      Managing Director of Bain Capital, Inc.
Bain Capital, Inc.                       (private equity investment firm)
2 Copley Place
Boston, Massachusetts 02116
-------------------------------------------------------------------------------
Kevin J. Ryan                            Listed above
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                               Page 7 of 8 Pages

                                 EXHIBIT INDEX



Exhibit No.                       Exhibit Name
-----------  -------------------------------------------------------------
    A        Termination Agreement, dated as of May 30, 2000, by and
             among Wesley Jessen VisionCare, Inc., OSI Acquisition Corp.
             and Ocular Sciences, Inc.


                              Page 8 of 8 Pages